Free Writing Prospectus
Filed pursuant to Rule 433
November 15, 2012
Registration Statement No. 333-170980
Relating to
Preliminary Prospectus Supplement dated November 15, 2012 to
Prospectus dated December 6, 2010

Carlisle Companies Incorporated

Final Term Sheet

$350,000,000 3.75% Notes due 2022

Issuer:	Carlisle Companies Incorporated

Size:	$350,000,000 3.75% Notes due 2022

Maturity:	November 15, 2022

Coupon:	3.75%

Yield to Maturity:	3.788%

Trade Date:	November 15, 2012

Settlement Date:	November 20, 2012 (T+3)

CUSIP/ISIN:	142339AF7; US142339AF70

Price to Public:	99.687% of the principal amount of the Notes, plus accrued interest, if any, from November 20, 2012

Purchase Price by Underwriters:	99.037% of the principal amount of the Notes, plus accrued interest, if any, from November 20, 2012

Interest Payment Dates:	Each May 15 and November 15, commencing May 15, 2013

Benchmark Treasury:	1.625% due November 15, 2022

Treasury Price:	100-11

Treasury Yield:	1.588%

Spread to Benchmark Treasury:	+220 bps

Optional Redemption:

Prior to August 15, 2022, the Notes may be redeemed, at the option of the Company, at any time in whole or from time to time in part. The redemption price for the Notes will be equal to the greater of: 1) 100% of the principal amount of the Notes to be redeemed and 2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed on the redemption date (not including any portion of such interest payments accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate on such redemption date plus 35 basis points.

At any time on or after August 15, 2022 (three months prior to the maturity date), the Notes will be redeemable as a whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes to be redeemed to the date of redemption.

Offer to Purchase Upon Change of Control Triggering Event:

If a Change of Control Triggering Event (as defined in the prospectus supplement) occurs, the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to the date of repurchase.

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC

Co-Managers:

Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., SunTrust Robinson Humphrey, Inc., TD Securities (USA) LLC, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., PNC Capital Markets LLC

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 or Wells Fargo Securities, LLC at 1-800-326-5897.